CORRESP





                               LAW OFFICES
                  Elias, Matz, Tiernan & Herrick L.L.P.
                               12TH FLOOR
                          734 15TH STREET, N.W.
                         WASHINGTON, D.C. 20005
                               ___________

                        TELEPHONE: (202) 347-0300
                        FACSIMILE: (202) 347-2172

                              WWW.EMTH.COM

                             June 19, 2007

                               VIA EDGAR


Hugh West
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Dear Mr. West:

     On behalf of Peoples Community Bancorp, Inc. (the "Company") and in response to your letter dated May 22, 2007, the Company acknowledges your comments and will provide the requested disclosure in future filings, including necessary Guide 3 information in tabular form.

     Further, the Company acknowledges the following:

     * the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, do not hesitate to contact me.


                                   Very truly yours,


                                   /s/ Kevin M. Houlihan
                                   -------------------------
                                   Kevin M. Houlihan